EXHIBIT 99.2

                                 [RETALIX LOGO]


                                  NEWS RELEASE


Investors Contact           Press Contact             International Contact
Allan E. Jordan             John Columbus             Motti Gadish
The Global Consulting Group GolinHarris, New York     Retalix Ltd.
+1-646-284-9400             +1-212-373-6000           +972-9-776-6611
ajordan@hfgcg.com           jcolumbus@golinharris.com Motti.Gadish @retalix.com

     C&S Wholesale Grocers Deploys Retalix Solutions to Improve Supply Chain
                                   Management
          Second-largest grocery wholesaler in the U.S. selects Retalix for core procurement solution

     Anaheim, CA, September 11, 2006 - Retalix (NasdaqGS: RTLX), a global provider of enterprise-wide software solutions for food retailers and distributors, announced today that C&S Wholesale Grocers, Inc. is in the middle of a successful deployment of Retalix Supply Chain Management (SCM) Classic solutions across several of its grocery buying teams. Plans are also being developed to implement several Retalix InSync modules including the Master Data Management (MDM) solution.

     C&S is the second-largest grocery wholesaler in the U.S., with 2005 revenues of over $15.2 billion. C&S operates 63 distribution facilities across 14 U.S. states and is the wholesaler for a number of Retalix customers, including Bi Lo, Big Y, A&P and others.

     Replacing several custom legacy mainframe applications, C&S is currently deploying Retalix supply chain management solutions for purchasing and invoice reconciliation. Twelve selection sites have gone live with Retalix purchasing and invoice reconciliation solutions over the past three months, making the C&S deployments one of the fastest ever for a Retalix customer. An additional 19 selection facilities are expected to be converted to Retalix by end of the year.

     "We selected Retalix software because it was developed in the grocery segment and is sophisticated yet easy to implement with minimal modifications," said Jim Weidenheimer, Senior Vice President, Finance and Supply Chain, C&S Wholesale Grocers, Inc.

      "Our partnership with C&S demonstrates how the nation's fastest growing wholesaler ensures the quality and rapidness of their services with the assistance of Retalix supply chain solutions," said Victor Hamilton, President and CEO, Retalix USA, Inc.

     About C&S Wholesale Grocers, Inc.

     Headquarterd in Keene, New Hampshire, C&S Wholesale Grocers offers wholesale food distribution to grocery chains and large independent food stores from 63 warehouse facilities throughout the United States. C&S provides 53,000 food and nonfood items to 4,000 corporate customers, including produce, meat, dairy products, delicatessen products, fresh/frozen bakery items, health and beauty aids, candy and tobacco. Sales for 2006 are projected to reach almost $20 billion. In 2005, Forbes Magazine ranked C&S the 8th largest privately held company in the USA.

     C&S on the Web: www.cswg.com

     About Retalix

     Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors worldwide.With more than 34,000 sites installed across 50 countries, Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through more than 1,300 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas.

     Retalix on the Web: www.retalix.com

     Retalix, Retalix SCM Classic and Retalix InSync are either registered trademarks or trademarks of Retalix Ltd. in the United States and/or other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

     Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2005, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

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